Agora, Inc. Reports First Quarter 2023 Financial Results

SANTA CLARA, Calif., May 30, 2023 (Globe Newswire) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the first quarter ended March 31, 2023.

“Over the past few months, we have worked diligently to streamline our organizational structure and improve our operational efficiency. Going forward, we will operate two independent divisions under separate brands and led by separate leadership teams. The U.S. and international business will operate under the Agora brand, and the China business will operate under the Shengwang brand,” said Tony Zhao, founder, chairman and CEO of Agora, Inc. “We believe that this strategic reorganization will allow us to optimally focus our resources on the priorities of each business – driving growth for the Agora business and competing more effectively for the Shengwang business – while taking into consideration the unique economic and product needs of customers in each market. This new organizational structure will also enable us to become more agile as new opportunities emerge.”

First Quarter 2023 Highlights

•
Total revenues for the quarter were $36.4 million, a decrease of 5.6% from $38.6 million in the first quarter of 2022.
•
Agora: $15.1 million for the quarter, an increase of 10.2% from $13.7 million in the first quarter of 2022.
•
Shengwang: $21.3 million for the quarter, a decrease of 14.5% from $24.9 million in the first quarter of 2022.
•
Active Customers
•
Agora: 1,481 as of March 31, 2023, an increase of 30.6% from 1,134 as of March 31, 2022.
•
Shengwang: 3,919 as of March 31, 2023, an increase of 1.6% from 3,858 as of March 31, 2022.
•
Dollar-Based Net Retention Rate
•
Agora: 130% for the trailing 12-month period ended March 31, 2023.
•
Shengwang: 92% for the trailing 12-month period ended March 31, 2023 (excluding revenues from certain sector due to regulatory changes).
•
Net loss for the quarter was $16.8 million, compared to net loss of $26.9 million in the first quarter of 2022. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $9.1 million, compared to the non-GAAP net loss of $16.9 million in the first quarter of 2022. Adjusted EBITDA for the quarter was negative $6.4 million, compared to negative $16.4 million in the first quarter of 2022.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of March 31, 2023 was $416.5 million.
•
Net cash used in operating activities for the quarter was $8.9 million, compared to $15.9 million in the first quarter of 2022. Free cash flow for the quarter was negative $9.1 million, compared to negative $17.0 million in the first quarter of 2022.

First Quarter 2023 Financial Results

Revenues

Total revenues were $36.4 million in the first quarter of 2023, a decrease of 5.6% from $38.6 million in the same period last year. Revenues of Agora were $15.1 million in the first quarter of 2023, an increase of 10.2% from $13.7 million in the same period last year, primarily due to the business expansion and usage growth. Revenues of Shengwang were $21.3 million in the first quarter of 2023, a decrease of 14.5% from $24.9 million in the same period last year, primarily due to the appreciation of the U.S. Dollar, a decrease in usage from the certain sector following regulatory changes and the disposal of Easemob’s customer engagement cloud business.

Cost of Revenues

Cost of revenues was $13.6 million in the first quarter of 2023, a decrease of 6.3% from $14.5 million in the same period last year, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $22.8 million in the first quarter of 2023, a decrease of 5.1% from $24.1 million in the same period last year. Gross margin was 62.7% in the first quarter of 2023, an increase of 0.3% from 62.4% in the same period last year, mainly due to the disposal of Easemob’s customer engagement cloud business which had lower gross margin.

Operating Expenses

Operating expenses were $40.3 million in the first quarter of 2023, a decrease of 25.5% from $54.1 million in the same period last year.

•
Research and development expenses were $21.0 million in the first quarter of 2023, a decrease of 32.2% from $31.0 million in the same period last year, primarily due to decreased personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $5.4 million in the first quarter of 2022 to $3.5 million in the first quarter of 2023.
•
Sales and marketing expenses were $10.5 million in the first quarter of 2023, a decrease of 24.4% from $13.9 million in the same period last year, primarily due to decreased personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.9 million in the first quarter of 2022 to $1.7 million in the first quarter of 2023.
•
General and administrative expenses were $8.8 million in the first quarter of 2023, a decrease of 4.6% from $9.2 million in the same period last year, primarily due to decreased personnel costs as the Company optimized its global workforce, which were offset in part by the increased amortization expenses of land use right.

Other Operating Income

Other operating income was $0.5 million in the first quarter of 2023, compared to $1.0 million in the same period last year, primarily due to less tax refund and VAT related deductions.

Loss from Operations

Loss from operations was $17.0 million in the first quarter of 2023, compared to $29.0 million in the same period last year.

Interest Income

Interest income was $4.4 million in the first quarter of 2023, compared to $1.8 million in the same period last year, primarily due to the increase in interest rates.

Investment Loss

Investment loss was $4.4 million in the first quarter of 2023, primarily due to the fair value change in equity investments of $2.9 million, credit loss in convertible debt investment of $1.2 million, as well as a disposal loss of Easemob’s customer engagement cloud business of $0.3 million, whereas there were no material transactions in the same period last year.

Net Loss

Net loss was $16.8 million in the first quarter of 2023, compared to $26.9 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.16 in the first quarter of 2023, compared to $0.24 in the same period last year.

Organizational and Leadership Updates

Following the recent reorganization, Agora, Inc. is now the holding company of two independent businesses, Agora and Shengwang. Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS). Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market. Agora and Shengwang will operate under their own unique brands and distinct legal entities, and each will be run by separate local management teams.

Stanley Wei has been appointed Chief Operating Officer, Agora, on top of his role as Chief Strategy Officer of the Company, to lead the Agora business. Robbin Liu has been appointed Vice President of the Company and Chief Operating Officer, Shengwang, to lead the Shengwang business.

Robbin Liu joined the Company in June 2020. Previously, he held several senior positions in ChinaCache from 2012 to 2019, including Vice President, New Products Development and acting Chief Executive Officer. Prior to that, he worked for Ericsson China as a Senior Solution Manager from 2006 to 2012. He received his master’s degree from Beijing University of Posts and Telecommunications.

Share Repurchase Program

During the quarter ended March 31, 2023, the Company repurchased approximately 21.6 million of its class A ordinary shares (equivalent to approximately 5.4 million ADSs) for approximately US$19.5 million under its share repurchase program, representing 10% of its US$200 million share repurchase program.

As of March 31, 2023, the Company had repurchased approximately 57.4 million of its class A ordinary shares (equivalent to approximately 14.4 million ADSs) for approximately US$61.3 million under its share repurchase program, representing 31% of its US$200 million share repurchase program.

The current share repurchase program will expire at the end of February 2024.

Financial Outlook

The Company expects total revenues for the second quarter of 2023 to be between $34 million and $37 million. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9:00 p.m. Eastern Time on May 30, 2023. Details for the conference call are as follows:

Event title: Agora, Inc. 1Q 2023 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/e3d7cd7k

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BI36213ce1b6594210a60d507b01fe8524

Please visit the Company’s investor relations website at https://investor.agora.io on May 30, 2023 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses and amortization expenses of acquired intangible assets.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the construction in progress for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any particular period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	March 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	50,225	45,673
Short-term bank deposits	159,521	334,537
Short-term financial products issued by banks	35,173	33,359
Short-term investments	15,852	14,143
Accounts receivable, net	34,081	32,803
Prepayments and other current assets	9,927	7,326
Contract assets	1,321	634
Held-for-sale assets	-	17,004
Total current assets	306,100	485,479
Property and equipment, net	12,237	12,946
Operating lease right-of-use assets	5,281	2,344
Intangible assets	2,314	2,727
Goodwill	31,928	31,928
Long-term bank deposits	112,606	-
Long-term financial products issued by banks	59,000	39,000
Long-term investments	51,051	55,159
Land use right, net	175,043	-
Prepayment for land use right	-	168,244
Other non-current assets	3,750	2,888
Total assets	759,310	800,715

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	11,573	10,103
Advances from customers	8,156	8,352
Taxes payable	938	1,867
Current operating lease liabilities	2,293	1,932
Accrued expenses and other current liabilities	30,615	47,011
Held-for-sale liabilities	-	2,388
Total current liabilities	53,575	71,653
Long-term payable	53	55
Long-term operating lease liabilities	2,871	340
Deferred tax liabilities	354	407
Total liabilities	56,853	72,455

Shareholders’ equity:
Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,141,597	1,134,704
Treasury shares, at cost	(61,267)	(41,815)
Accumulated other comprehensive loss	(4,439)	(7,994)
Accumulated deficit	(373,481)	(356,682)
Total shareholders’ equity	702,457	728,260
Total liabilities and shareholders’ equity	759,310	800,715

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2023	2022
Real-time engagement service revenues	35,101	37,057
Other revenues	1,342	1,528
Total revenues	36,443	38,585
Cost of revenues	13,597	14,511
Gross profit	22,846	24,074
Operating expenses:
Research and development	21,031	31,034
Sales and marketing	10,476	13,856
General and administrative	8,809	9,230
Total operating expenses	40,316	54,120
Other operating income	496	1,038
Loss from operations	(16,974)	(29,008)
Exchange gain	117	266
Interest income	4,406	1,836
Investment loss	(4,428)	-
Loss before income taxes	(16,879)	(26,906)
Income taxes	10	3
Equity in income (loss) of affiliates	67	(41)
Net loss	(16,802)	(26,944)
Net loss attributable to ordinary shareholders	(16,802)	(26,944)
Other comprehensive loss:
Foreign currency translation adjustments	2,169	2
Gain (loss) on available-for-sale debt securities	1,385	(97)
Total comprehensive loss attributable to ordinary shareholders	(13,248)	(27,039)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.16)	(0.24)
Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	424,016,857	451,058,043

Share-based compensation expenses included in:

Cost of revenues	217	246
Research and development expenses	3,543	5,353
Sales and marketing expenses	1,733	1,947
General and administrative expenses	1,931	1,835

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	(16,802)	(26,944)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	7,424	9,381
Allowance for current expected credit losses	1,554	1,272
Depreciation of property and equipment	2,214	2,473
Amortization of intangible assets	346	579
Amortization of land use right	593	-
Deferred tax expense	(53)	(84)
Amortization of right-of-use asset and interest on lease liabilities	810	1,077
Investment loss	4,428	(35)
Interest income on debt securities and investments	(105)	(99)
Equity in (income) loss of affiliates	(67)	41
Gain on disposal of property and equipment	(42)	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(2,383)	1,547
Contract assets	(752)	(360)
Prepayments and other current assets	468	885
Other non-current assets	(848)	(772)
Accounts payable	1,379	1,182
Advances from customers	(295)	96
Taxes payable	(1,155)	(1,232)
Operating lease liabilities	(853)	(1,370)
Accrued expenses and other liabilities	(4,789)	(3,498)
Net cash used in operating activities	(8,928)	(15,861)
Cash flows from investing activities:
Purchase of short-term bank deposits	(129,521)	(229,471)
Purchase of short-term financial products issued by banks	(10,005)	(14,274)
Proceeds from maturity of short-term bank deposits	304,537	226,133
Proceeds from maturity of short-term financial products issued by banks	8,310	-
Purchase of long-term bank deposits	(112,606)	-
Purchase of long-term financial products issued by banks	(20,000)	-
Purchase of long-term investments	(15)	(13,930)
Purchase of property and equipment	(185)	(1,172)
Purchase of land use right	(5,133)	-
Purchase of construction in progress for the headquarters project	(2,047)	-
Cash received for business disposal	3,062	-
Disposal of property and equipment	43	-
Cash paid for a business combination	(3,680)	-
Net cash generated from (used) in investing activities	32,760	(32,714)
Cash flows from financing activities:
Deposits returned for business disposal	(1,000)	-
Proceeds from exercise of employees’ share options	24	623
Repurchase of Class A ordinary shares	(19,403)	(7,603)
Net cash used in financing activities	(20,379)	(6,980)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(413)	116

Net increase (decrease) in cash, cash equivalents and restricted cash	3,040	(55,439)
Cash balance recorded in held-for sale assets at beginning of period	1,488	-
Cash, cash equivalents and restricted cash at beginning of period *	45,827	285,825
Cash, cash equivalents and restricted cash at end of period **	50,355	230,386
Supplemental disclosure of cash flow information:
Income taxes paid	22	-
Cash payments included in the measurement of operating lease liabilities	853	1,370
Right-of-use assets obtained in exchange for operating lease obligations	3,694	-
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	167	210
Deposits utilized for employees’ share option exercises	-	7
Payables for deferred financing cost	-	610
Payables for property and equipment	182	527
Payables for construction in progress for the headquarters project	272	-
Payables for business disposal	93	-
Proceeds receivable for disposal	2,800	-
Payables for treasury shares, at cost	730	423

* Includes restricted cash balance	154	156
** includes restricted cash balance	130	156

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2023	2022
GAAP net loss	(16,802)	(26,944)
Add:
Share-based compensation expenses	7,424	9,381
Acquisition related expenses	(44)	156
Amortization expenses of acquired intangible assets	345	556
Income tax related to acquired intangible assets	(53)	(84)
Non-GAAP net loss	(9,130)	(16,935)

GAAP Net loss	(16,802)	(26,944)
Excluding:
Exchange gain	(117)	(266)
Interest income	(4,406)	(1,836)
Investment loss	4,428	-
Equity in (income) loss of affiliates	(67)	41
Income taxes	(10)	(3)
Depreciation of property and equipment	2,214	2,473
Amortization of land use right	593	-
Share-based compensation expenses	7,424	9,381
Acquisition related expenses	(44)	156
Amortization expenses of acquired intangible assets	345	556
Adjusted EBITDA	(6,442)	(16,442)

Net cash used in operating activities	(8,928)	(15,861)
Purchase of property and equipment	(185)	(1,172)
Free Cash Flow	(9,113)	(17,033)
Net cash generated from (used in) investing activities	32,760	(32,714)
Net cash used in financing activities	(20,379)	(6,980)